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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

July 24, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal

Re:  William Blair Funds (the “Registrant”)

       Post-Effective Amendment No. 135 under the Securities Act of 1933 and Amendment No. 136 under the Investment Company Act of 1940

       (File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. O’Neal:

This letter responds to the comments you provided to Nicholas Sanville of Dechert LLP and me in a telephonic discussion on July 1, 2020, with respect to your review of Post-Effective Amendment No. 135 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 19, 2020. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of the William Blair Emerging Markets Debt Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1.    Please provide, supplementally or otherwise, the Annual Fund Operating Expenses table and the Expense Example for the Fund required by Item 3 of Form N-1A one week prior to the effective date of the Fund’s registration statement.

Response 1.    The Fund’s Annual Fund Operating Expenses table and the Expense Example are included as Exhibit A hereto.

Comment 2.    The SEC staff notes that a footnote to the Fund’s Annual Fund Operating Expenses table indicates that William Blair Investment Management, LLC (the “Adviser”) “is entitled to recoupment of previously waived fees and reimbursed expenses for a period of three years subsequent to the Fund’s commencement of

July 24, 2020 Page 2

operations” under certain conditions. Please supplementally confirm or clarify whether the Adviser is entitled to recoupment for three years from: 1) the commencement of operations of the Fund or 2) from the date of the waiver(s) subject to recoupment.

Response 2.    The Registrant confirms that, consistent with the Fund’s Expense Limitation Agreement, the Adviser is permitted to recoup previously waived fees and reimbursed expenses for three years from the commencement of operations of the Fund.

Comment 3.    Please revise the last sentence of the first paragraph of the “PRINCIPAL INVESTMENT STRATEGIES” section of the Prospectus to reference a quantifiable or concrete metric for determining whether a country is or is not a “Western European” country. For example, the Registrant could define a “Western European” country as “Western European countries with gross domestic product over $[X].

Response 3.    In response to this comment, the Registrant has replaced the final sentence of the first paragraph of the “PRINCIPAL INVESTMENT STRATEGIES” section of the Prospectus with the following: “Emerging markets include every country in the world except countries included in the MSCI World Index.” The Registrant has also replaced the first sentence of the “Emerging Markets” definition in the “INVESTMENT GLOSSARY” section of the Prospectus and the final sentence of the non-fundamental operating policy of the Fund related to emerging markets investments in the “INVESTMENT POLICIES AND RESTRICTIONS” section of the Statement of Additional Information with the following: “Emerging markets include every country in the world except countries included in the MSCI World Index. As of July 24, 2020, the MSCI World Index included Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom, and the United States of America.”

Comment 4.    Please clarify whether the Fund intends to write protection for credit default swaps. If the Fund will write protection for credit default swaps, please (i) remove the sentence “[d]erivatives are not used to leverage the Fund” from the “PRINCIPAL INVESTMENT STRATEGIES” section of the Prospectus and (ii) confirm that the Fund will set aside the full notional amount for the credit default swaps it writes. If the Fund will not write protection for credit default swaps, please remove the sentence “[i]f the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay the counterparty” from the

July 24, 2020 Page 3

“Credit Default Swap Risk” in the Item 4 and Item 9 of Form N-1A “PRINCIPAL RISKS” disclosure.

Response 4.    The Registrant confirms that the Fund intends to write protection for credit default swaps and will set aside the full notional amount for the credit default swaps it writes. The statement

“[d]erivatives are not used to leverage the Fund” has been deleted from the “PRINCIPAL INVESTMENT STRATEGIES” section of the Prospectus.

Comment 5.    Please include more specific risk disclosure for the specific derivative instruments that the Fund intends to invest in (i.e., futures contracts, forward contracts and currency related derivatives).

Response 5.    With respect to the disclosure of derivatives-related investment risks, it is the Registrant’s policy to disclose the general risks of derivative instruments for any fund which may invest in such instruments and to disclose the investment risks of a specific derivative instrument to the extent such instrument on its own rises to the level of a principal investment strategy. The Registrant confirms that, consistent with this approach, specific risk disclosure related to credit default swaps is included in the registration statement. Accordingly, the Registrant respectfully declines to incorporate this comment.

Comment 6.    Please include more specific disclosure in the “LIBOR Transition Risk” related to the discontinuation of LIBOR. In particular, if the Fund invests in floating rate instruments tied to LIBOR, please describe: (i) how rates will be determined going forward/whether there is a fallback provision; and (ii) how discontinuation of LIBOR will affect the liquidity and value of such investments.

Response 6.     The Registrant continues to monitor the potential impacts of the discontinuation of LIBOR, but notes that the impact of discontinuation is not fully known at this time. As such, and in light of the Fund’s anticipated level of exposure to instruments tied to LIBOR, the Registrant believes that the existing disclosure in the Item 4 and Item 9 “PRINCIPAL RISKS” sections sufficiently discloses the risks relating to the discontinuation of LIBOR. Accordingly, the Registrant respectfully declines to incorporate this comment, but will continue to review and consider updates to the disclosure as appropriate in future registration statement updates.

*        *        *

July 24, 2020 Page 4

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:    Robert Toner, William Blair Funds

      Andrew Pfau, William Blair Funds

      Nicholas Di Lorenzo, Dechert LLP

July 24, 2020 Page 5

Exhibit A Response 1 FEES AND EXPENSES: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Shareholder Fees (fees paid directly from your investment):

	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Redemption Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class I	Class R6
Management Fee	0.65%	0.65%
Distribution (Rule 12b-1) Fee	None	None
Other Expenses*	0.25%	0.19%

Total Annual Fund Operating Expenses	0.90%	0.84%
Fee Waiver and/or Expense Reimbursement**	0.20%	0.19%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement**	0.70%	0.65%

*   Other Expenses are based on estimated amounts for the current fiscal period.

**   William Blair Investment Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund to waive fees and/or reimburse expenses in order to limit the Fund’s operating expenses (excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) to 0.70% and 0.65% of average daily net assets for Class I and Class R6 shares, respectively, until April 30, 2022. The Adviser may not terminate this contractual agreement prior to April 30, 2022 without the approval of the Fund’s Board of Trustees. The Adviser is entitled to recoupment of previously waived fees and reimbursed expenses for a period of three years subsequent to the Fund’s commencement of operations to the extent that such recoupment does not cause the annual Fund operating expenses (after the recoupment is taken into account) to exceed both (1) the expense limit in place when such amounts were waived or reimbursed and (2) the Fund’s current expense limitation.

Example: This example is intended to help you compare the cost of investing in shares of the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for

July 24, 2020 Page 6

the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The figures reflect the expense limitation for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I	$72	$267
Class R6	$66	$249